Exhibit 99.1

Pulsenmore Announces First Commercial Engagement with a Leading U.S.-Based Medical Center

OMER, Israel, Feb 2, 2026 /PRNewswire/ — Pulsenmore Ltd. (NASDAQ, TASE: PLSM), a pioneer in home ultrasound technology, today announced a first commercial engagement with a medical center in the United States, following receipt of FDA approval for its home pregnancy ultrasound product.

On January 29, 2026, the Company (through its subsidiary) entered into a services agreement with the Center for Fetal Medicine & Women’s Ultrasound, a fetal medicine and women’s ultrasound center located in LA California (the “CFFM”).

Under the agreement, CFFM will purchase Pulsenmore ES home ultrasound services, enabling patients to benefit from remote monitoring while reducing unnecessary visits to the diagnostic center.

Pulsenmore redefines prenatal care through clinically validated home ultrasound and telehealth technology, addressing one of the fastest-growing needs in global healthcare: high-quality care delivered beyond the clinic. Positioned at the intersection of digital health, telemedicine, and femtech, Pulsenmore enables remote prenatal monitoring that improves access and continuity of care and enhances patient experience.

CFFM is a prenatal diagnostic center in California that provides a wide range of specialized services and includes multidisciplinary experts in maternal-fetal medicine. The center manages approximately 1,500 pregnancies per year, operates from two locations in the Los Angeles area and specializes in obstetric care for high-risk pregnancies

“Pulsenmore’s ultrasound system marks a new era in maternal-fetal care, empowering expectant mothers with safe, guided access to ultrasound imaging from home or work, while keeping clinicians closely connected throughout the entire process.” said Dr. Lawrence Platt, head of CFFM.

Dr. Elazar Sonnenschein, CEO of Pulsenmore, commented: “We are pleased to announce today Pulsenmore’s first commercial agreement in the United States, marking another significant step forward following our recent FDA clearance. The agreement with CFFM, a highly professional and leading medical center specializing in the management of high-risk pregnancies, represents an important milestone in the implementation of our strategic plan in the U.S. market, where we see substantial clinical and business potential.

This agreement will enable the deployment of a remote pregnancy monitoring model that places the patient and her needs at the center of care. This collaboration allows us to begin operating in a gradual and responsible manner in a market where many women face limited access to obstetric healthcare services, and to demonstrate how home-based ultrasound can become an integral part of routine medical care.”

About Pulsenmore

Pulsenmore Ltd. is dedicated to revolutionizing maternal health through the development of home-use ultrasound technology that connect mothers and healthcare providers remotely. By leveraging advanced imaging and telemedicine, Pulsenmore makes prenatal care patient-centric, expanding access and improving continuity of care. For more information, visit www.pulsenmore.com

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to the expected outcome of Pulsenmore’s engagement with CFFM. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Form 20-F (SEC File No. 001-43033), filed with the SEC on December 29, 2025. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com